UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2005
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file Number 0-13818
BANCO POPULAR DE PUERTO RICO SAVINGS & STOCK PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUNOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Banco Popular de Puerto Rico
Savings and Stock Plan
Financial Statements and Supplemental Schedule
December 30, 2005 and 2004

Banco Popular de Puerto Rico Savings and Stock Plan
Financial Statements and Supplemental Schedule
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Assets Available for Benefits as of December 30, 2005 and 2004	2

Statement of Changes in Assets Available for Benefits for the fiscal year ended December 30, 2005	3

Notes to Financial Statements	4 – 10

Supplemental Schedule

Exhibit I — Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 30, 2005	11

Exhibit II — Schedule G, Part III — Schedule of Nonexempt Transactions – December 30, 2005	12

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Banco Popular de Puerto Rico
Savings and Stock Plan
In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Banco Popular de Puerto Rico Savings and Stock Plan (the “Plan”) at December 30, 2005 and 2004, and the changes in assets available for benefits for the fiscal year ended December 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 27, 2006

Banco Popular de Puerto Rico Savings and Stock Plan
Statements of Assets Available for Benefits
December 30, 2005 and 2004

	2005	2004
Assets
Investments, at fair value	$70,337,424	$95,658,845

Receivables
Employer contributions	205,357	26,678
Participant contributions	136,345	—
Profit sharing contributions	732,625	2,071,904
Dividends and interest	504,058	515,279

Total receivables	1,578,385	2,613,861

Assets available for benefits	$71,915,809	$98,272,706

The accompanying notes are an integral part of these financial statements.

Banco Popular de Puerto Rico Savings and Stock Plan
Statement of Changes in Assets Available for Benefits
For the Fiscal Year Ended December 30, 2005

Additions
Additions in assets attributed to
Investment income
Interest and dividends	$2,097,304

Contributions
Employer	1,247,891
Participants	4,459,106
Rollovers from other qualified plans	706,657

Total contributions	6,413,654

Total additions	8,510,958

Deductions
Deductions in assets attributed to
Net depreciation in fair value of investments	24,653,794
Benefits paid to participants and withdrawals	10,214,061

Total deductions	34,867,855

Net decrease	(26,356,897)

Assets available for benefits

Beginning of year	98,272,706

End of year	$71,915,809

The accompanying notes are an integral part of these financial statements.

Banco Popular de Puerto Rico Savings and Stock Plan
Notes to Financial Statements
December 30, 2005 and 2004
1.	Description of Plan

The following description of the Banco Popular de Puerto Rico Savings and Stock Plan (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

Plan Description

The Plan is a defined contribution plan created for the purpose of providing eligible employees of Banco Popular de Puerto Rico, Inc. (the “Bank”) with a tax advantage approach for saving money for retirement. The Plan provides the participants the ability to acquire investments in mutual funds, as well as share in the Bank’s future through the purchase of Popular, Inc.’s (holding company of the Bank) common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and covers substantially all employees of the Bank who have three months of service, are age eighteen or older, and are residents of the Commonwealth of Puerto Rico.

Contributions

Plan participants may authorize the Bank to make pre-tax and after-tax payroll deductions up to 10% of their monthly compensation as defined in the plan document. At no time may a participant’s pre-tax contribution exceed the lesser of 10% of compensation, as defined, or $8,000. Participant contributions made up to January 31, 2001 and which have been invested in the Popular, Inc. common stock remain invested in such option until the participant has attained 50 years of age and has completed 10 years of service.

The Bank makes two types of contributions: a) a discretionary contribution based on the Bank’s profitability and b) a matching contribution on the basic compensation as defined in the plan document for those who elect to contribute and invest in Popular, Inc. common stock. The Plan sponsor contributes to the plan on behalf of each participant, a matching contribution equal to 50% of each participant’s pre-tax contributions, up to a maximum of 2% of the participant’s compensation invested in Popular, Inc. common stock. After-tax contributions and participant pre-tax contributions that are not invested in Popular, Inc. common stock are not matched by the sponsor. A participant’s share of any Bank contribution is to be invested solely in the Popular, Inc. common stock until such time as he/she has attained 50 years of age and has completed 10 years of service. At that time, a participant has full discretionary investment powers over his/her account, including future plan sponsor contributions.

Participant Accounts

Each participant account is credited with the participant’s contribution and allocations of (a) the Bank’s matching and profit sharing contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Any dividends paid by Popular, Inc. and mutual fund shares are reinvested in additional shares. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Banco Popular de Puerto Rico Savings and Stock Plan
Notes to Financial Statements
December 30, 2005 and 2004
Vesting
Participants are vested immediately in their voluntary contribution plus actual earnings thereon. Vesting in the Bank’s matching and discretionary contributions plus actual earnings thereon is based on years of service. The Bank’s contribution vest in accordance with the following schedule:

Years of Service	Vesting %
Less than 1	0
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100
Payment of Benefits
Participants receive the vested portion of their individual accounts when employment with the Bank ends. In service withdrawals are permitted, but limited to after-tax contributions in the participant’s account. Minimum withdrawal is $1,000. Upon termination of service due to disability or retirement, a participant may elect to receive an amount equal to the value of the vested interest in his or her account as a lump sum distribution in cash, shares of Popular, Inc. common stock, if applicable, or a combination of both. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.
Plan Expenses and Administration
The Bank is responsible for the general administration of the Plan and for carrying out the provisions thereof. Contributions are held and managed by the Bank as Trustee and recordkeeper of the Plan. Expenses of the Plan are borne by the Bank.
Forfeited Accounts
Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or, at the Bank’s discretion, redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Bank, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant’s account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.
The Company used forfeitures amounting to $26,678 to reduce its additional contribution in 2005.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

Banco Popular de Puerto Rico Savings and Stock Plan
Notes to Financial Statements
December 30, 2005 and 2004
liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent their net asset value at the reporting date. Popular, Inc. common stock is valued at its quoted market price. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.
Purchases and sales of securities are recorded on the trade date basis, while dividends and interest earned are recorded on the accrual basis and credited to each participant’s account, as defined.
Contributions
Employee and Bank contributions are recorded in the Plan year in which the Bank makes the payroll deductions.
Transfer of Assets to Other Plans
Terminated employees and retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncement
On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.
Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 30, 2006. The effect of the FSP on the Plan’s financial statements is expected to be enhanced financial statement presentation and disclosure requirements including the following:
▪	Benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that

Banco Popular de Puerto Rico Savings and Stock Plan
Notes to Financial Statements
December 30, 2005 and 2004
reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.
3.	Investments
The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets at December 30:

	2005		2004
			# of
	# of shares	Value	shares	Value
Common stock
Popular, Inc. *	3,155,149	$66,731,413	3,214,911	$92,814,484

*	Includes $36,604,276 ($55,706,703 in 2004) non-participant directed portion
During 2005, the Plan’s investments (including gains and losses on investments bought and sold) depreciated in value as follows:

Common stock	$(24,737,601)
Mutual funds	83,807

$(24,653,794)

4.	Non-Participant Directed Investments
Information about the significant components of the changes in assets relating to non-participant directed investments for the year ended December 30, 2005 is as follows:

Contributions	$2,409,120
Dividends and interest	1,259,419
Net depreciation	(14,278,920)
Benefits paid to participants	(3,119,468)
Transfers to participant directed investments and other plans under ERISA requirements	(5,372,578)

$(19,102,427)

5.	Profit Sharing Contribution Receivable
The Board of Directors of the Bank approved profit sharing contributions of $732,625 and $2,108,529 based on 2005 and 2004 Bank earnings, respectively. The Company used forfeitures amounting to approximately $36,625 to reduce its profit sharing contributions in 2004. Amounts receivable at December 30, 2005 and 2004 were subsequently collected during the first quarter of 2006 and 2005, respectively.

Banco Popular de Puerto Rico Savings and Stock Plan
Notes to Financial Statements
December 30, 2005 and 2004
6.	Prohibited Transactions
During the year 2005, Popular, Inc. announced a special rights offering (the “Rights Offering”) pursuant to which each holder of record of its common stock (“Popular Stock”) on November 7, 2005 (the “Record Date”) received one (1) nontransferable right for each twenty-six (26) shares of Popular Stock held (the “Rights”). In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Popular Stock at a significant discount from market value. The deadline for exercising the Rights was December 19, 2005.
Since the Plan was the holder of record of Popular Stock on the Record Date, the grant of a Right to the Plan was a grant of an “employer security” under Section 407(d)(l) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In addition, since the Rights were not “qualifying employer securities” under ERISA Section 407(d)(5), the grant of the Rights to the Plan, and the subsequent exercise of the Rights by participants of the Plan, would violate ERISA Section 407(a)(1) unless an exemption is issued. Also, the prohibited transaction rules of ERISA Sections 406(a), 406(b)(l), and 406(b)(2) prohibit transactions involving a plan and a party in interest to the plan, so that the exercise of the Rights by the Plan’s participants would violate those sections, unless an exemption is issued.
The Plan was involved in the transaction because Popular, Inc. treated all holders of Popular Stock in a similar manner with respect to the Rights. In addition, as a holder of Popular Stock, the Plan was entitled to any rights available to the other holders of Popular Stock.
Popular, Inc. expects to file a petition requesting that the United States Department of Labor (the “DOL”) issue a prohibited transaction individual exemption (the “Exemption Petition”) under the authority granted pursuant to Section 408(a) of ERISA and Section 4975(c)(2) of the United States Internal Revenue Code of 1986, as amended (the “US Code”), which would apply to the Plan. The Plan Sponsor believes that the DOL will issue the individual prohibited transaction exemptions covering the Plan, as described in the Exemption Petition. This conclusion is supported by the fact that, in the past, the DOL has issued individual prohibited transaction exemptions in connection with the receipt by other ERISA Retirement Plans of subscription rights in similar transactions.
As a result of the exercise of the subscription rights by the Plan’s participants, a total of 11,989 stock rights were exercised at a price of $21 per right, for a total proceeds of $251,769.
7.	Additional Contributions
The Plan failed the discrimination test for the year ended December 30, 2005 and December 30, 2004. Additional contributions amounting to $177,164 and $26,678 are recorded as employer receivable in the accompanying financial statement for the years 2005 and 2004, respectively. The Plan expects to deposit 2005 additional contributions during 2006. The 2004 additional contributions were deposited in 2005.

Banco Popular de Puerto Rico Savings and Stock Plan
Notes to Financial Statements
December 30, 2005 and 2004
8.	Tax Status
The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter dated January 28, 2002 indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. The Plan Administrator, based on the Plan’s tax counsel’s advice, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
9.	Plan Termination
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.
10.	Risks and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.
11.	Related Parties
At December 30, 2005 and 2004, the Plan held shares of common stock of Popular, Inc., the Holding Company of the Bank. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.
During 2005 there were rollover contributions from an affiliated Plan amounting to $515,000. These transfers are recorded as rollovers from other qualified plans in the statement of changes in assets available for benefits.
12.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 30, 2005 to Form 5500:

Net assets available for benefits per the financial statements	$71,915,809
Amounts allocated to withdrawing participants	(103)

Net assets available for benefits per the Form 5500	$71,915,706

Banco Popular de Puerto Rico Savings and Stock Plan
Notes to Financial Statements
December 30, 2005 and 2004
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 30, 2005, to Form 5500:

Benefits paid to participants per the financial statements	$10,214,061
Add: Amounts allocated to withdrawing participants at December 30, 2005	103

Benefits paid to participants per Form 5500	$10,214,164

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 30, 2005, but not yet paid as of that date.
13.	Subsequent Events
Effective January 1, 2006, the Banco Popular de Puerto Rico Profit Sharing Plan was frozen and subsequently merged into the Banco Popular de Puerto Rico Savings & Stock Plan (BPPR Savings). All active participants in the BPPR Savings Plan as of December 31, 2005 became one hundred percent (100%) vested in their Plan allocated profit sharing balances. As part of the amendment, participants will have the right to transfer all amounts invested in shares of common stock of Popular, Inc., without restrictions, to any of the investment funds available under the BPPR Savings Plan. Shares of Popular, Inc. representing profit sharing contributions to the Banco Popular de Puerto Rico Profit Sharing Plan and the BPPR Savings Plan may be invested in any of the investment funds available at the earlier of (i) one hundred percent (100%) at age 50 and 10 years of service or (ii) twenty-five percent (25%) per year, commencing upon the merger of the Banco Popular de Puerto Rico Profit Sharing Plan into the BPPR Savings Plan on April 1st, 2006.
In addition, effective July 2006, the BPPR Savings Plan will be merged into the Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries. The surviving plan will cover all Puerto Rico based employees and will be called the Popular, Inc. Puerto Rico Savings & Investment Plan.

Banco Popular de Puerto Rico Savings and Stock Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Supplemental Schedule
December 30, 2005	Exhibit I

	(b) Identity of Issue, Borrower,			(e) Current
(a)	Lessor, or Similar Party	(c) Description of Investment	(d) Cost	Value
	Federated Government Obligations Fund	Mutual Fund 1,472,460 shares	***	$1,472,460

	American Amcap Fund	Mutual Fund 2,843 shares	***	54,501

	MFS Research International A Equity Fund	Mutual Fund 10,643 shares	***	179,116

	Van Kampen Comstock Fund-A	Mutual Fund 15,320 shares	***	272,851

	Vanguard 500 Index Fund	Mutual Fund 3,726 shares	***	428,192

	ING Index Plus Midcap Fund	Mutual Fund 14,741 shares	***	253,551

	Royce Premier Fund	Mutual Fund 24,419 shares	***	411,711

	Pimco Total Return Fund	Mutual Fund 37,668 shares	***	395,512

*	BPPR Time Deposit Open Account	Time Deposit Variable rate	***	138,117

*	Popular, Inc.	Common Stock 3,155,149 shares **	33,734,601	66,731,413

			$33,734,601	$70,337,424

*	Party in interest

**	Includes non-participant directed portion

***	Historical cost is not required for participant directed investments

Banco Popular de Puerto Rico Savings and Stock Plan Schedule G, Part III — Schedule of Nonexempt Transactions December 30, 2005	Supplemental Schedule
Exhibit II

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in- interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction

Popular Inc.	Parent Company of Plan Sponsor	Subscription Rights Offering to each holder of Popular, Inc. common stock as of record date of November 7, 2005	N/A*	N/A	N/A	N/A	N/A	N/A	N/A
*Popular, Inc. made a special rights offering pursuant to which each holder of record of its common stock on November 7, 2005 received one (1) nontransferable right for each twenty-six (26) shares of Common Stock held (the “Rights”). In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Common Stock at a significant discount from market value. As a result of the exercise of the subscription rights by the Plan’s participants, a total 11,989 stock rights were exercised at a price of $21 per right, for total proceeds of $251,769.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANCO POPULAR DE PUERTO RICO
SAVINGS AND STOCK PLAN
(Registrant)

Date: June 28, 2006	By: /s/ Tere Loubriel

Tere Loubriel
Authorized Representative